SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                     Name of Issuer:  Applied Power, Inc.

          Title of Class of Securities:  Class A Common Stock, Par $.20

                           CUSIP Number:  038225 10 8


Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 038225 10 8                  13G



1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 Firstar Trust Company

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [   ]
          (b) [ X ]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

 State of organization:  Wisconsin

     NUMBER OF 5.  SOLE VOTING POWER

 SHARES   57,808

    BENEFICIALLY  6.  SHARED VOTING POWER

 OWNED BY       587,938

   EACH 7.  SOLE DISPOSITIVE POWER

 REPORTING  387,214

  PERSON 8.  SHARED DISPOSITIVE POWER

   WITH       587,938


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 975,152 Shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

 [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

 7.5%

12. TYPE OF REPORTING PERSON*

 BK


Item 1(a).	Name of Issuer:

  Applied Power, Inc.


Item 1(b).	Address of Issuer's Principal Executive Offices:

  13000 W. Silver Spring Drive
  Butler, Wisconsin 53007


Item 2(a). Name of Person Filing:

  Firstar Trust Company


Item 2(b).	Address of Principal Business Office or, if none,
     Residence:

  777 E. Wisconsin Avenue
  Milwaukee, Wisconsin  53202


Item 2(c).	Citizenship:

  State of organization:  Wisconsin


Item 2(d).	Title of Class of Securities:

  Class A Common Stock, Par $.20


Item 2(e).	CUSIP Number:

  038225 10 8


Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or
13d-2(b), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under section 15 of the Act

(b) [X] Bank as defined in section 3(a)(6) of the Act

(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ] Investment Company registered under section 8 of the
     Investment Company Act


(e) [ ] Investment Adviser registered under section 203 of the
     Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
     Security Act of 1974 or Endowment Fund; see
   240.13d-1(b)(1)(ii)(F)

(g) [ ] Parent Holding Company, in accordance with
     240.13d-1(b)(ii)(G) (Note: See Item 7)

(h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H)



Item 4. Ownership:

(a) Amount Beneficially Owned as of December 31, 1993:

   975,152 shares

(b) Percent of Class:

   7.5%

(c) Number of Shares as to which such person has:

        (i) sole power to vote or to direct the vote:

    57,808 shares

       (ii) shared power to vote or to direct the vote:

    587,938 shares

    (iii) sole power to dispose or to direct the disposition of:

    387,214 shares

       (iv) shared power to dispose or to direct the disposition of:

    587,938


Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person.


Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person. Except for any person identified immediately below, such rights do not extend to shares constituting more than 5% of the class.


  None


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


  Not Applicable



Item 8. Identification and Classification of Members of the Group.


Not Applicable



Item 9. Notice of Dissolution of Group.


     Not Applicable



Item 10. Certification.


  Not Applicable


Signature.

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 11, 1994

FIRSTAR TRUST COMPANY



By: /S/  Thomas E. Hatcher



Name/Title:  Thomas E. Hatcher
             First Vice President